Filed by NetApp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 001-33517
NetApp, Inc. Corporate Conference Call
May 20, 2009

•	Jodi Baumann	NetApp, Inc.
Director — Corporate PR

•	Jay Kidd	NetApp, Inc.
Chief Marketing Officer

•	Beth White	Data Domain
VP — Marketing

•	Dave Russell	Gartner
Analyst

•	Beth Parsu	Peg Target

•	Russ Fellows	Evaluator Group
Analyst

•	Tom Trainer	Alitico

•	Dennis Martin	Demartek
Analyst

•	David Delante	Wikibon

•	James Rogers	TheStreet.com
Media

•	Chris Preimesberger	eWeek
Media

Presentation
Operator: Ladies and gentlemen, welcome to the NetApp, Inc. Conference Call. My name is Tanya and I will be your coordinator for today. At this time, all participants are in listen-only mode. We will be facilitating a question-and-answer session towards the end of this conference. (Operator Instructions).
I would now like to turn the presentation over to your host for today’s call, Ms. Jodi Baumann with NetApp. Please proceed.
Jodi Baumann: Thanks, everyone for joining the call today. On the call, we have Jay Kidd, he is the Chief Marketing Officer for NetApp. We also have Beth White, the Vice President of Marketing for Data Domain. We have a slide presentation, so if you have not logged in to the webcast; it would be probably be helpful if you do so.
We are ready to begin. Jay?
Jay Kidd: Okay. Hi, this is Jay. And the first slide, we just need to go through the Safe Harbor forward-looking statements and our legal team has asked me to read it. This document contains forward-looking statements, which involve a number of risks and uncertainties, NetApp and Data Domain caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.
All such forward-looking statements include, but are not limited to statements about the benefits of NetApp’s acquisition of Data Domain, including future financial and operating results. NetApp’s plans, objectives, expectations and intention, and other statements are not historical facts.
The following factors among others could cause actual results to differ from those set forth in the forward-looking statements — the ability to obtain regulatory approvals of the transaction on the proposed churns schedule, the failure of Data Domain stockholders to approve the transaction, the risk that the businesses will not be integrated successfully, the risk that cost savings and any other synergies in the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction may make it more difficult to maintain relationships with customers, employees, or suppliers and competition and its effect on pricing, spending, third party relationships and revenues.
Additional factors that may affect future results are contained in NetApp’s and Data Domain’s filings with the SEC, which are available at the SEC’s website at http://www.sec.gov. NetApp and Data Domain disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.
So, with that out of the way, I’m really excited to announce that NetApp announced today the intention to acquire Data Domain. The purchase price is $1.5 billion net of Data Domain’s cash and a combination of cash and stock. And we anticipate the transaction to close in 60 to 120 days, subject to customary closing conditions including regulatory approval.
Now, most of you probably are familiar with Data Domain, that they are the leading provider of deduplication storage systems for backup and really have pioneered a lot of the industry in terms of minimizing the use of tapes for backup. Their last calendar year, the last fiscal year was $274 million calendar year ‘08, up 122% from calendar year ‘07. They are headquartered in Santa Clara, close by to NetApp and with 825 employees.
Now, this acquisition is a growth opportunity for both companies and for the combined company. Data Domain adds to NetApp a complementary high growth business, which we will manage as a product line to operate into maximized growth and market adoption. And NetApp also brings to Data Domain the ability to reach more broadly, particularly in international markets and enterprise customers, thus enabling greater acceleration of this product line.
So, to put this in context, I’d like to initially go back a few years and up 50,000 feet. Traditional storage environments typically consist of production storage where the primary application data is held, and then there’s some mechanism for backing up or archiving the data which predominantly in the historical sense, has been taped.
Next slide. Over the past several years, disk storage has been increasingly used to improve the overall data protection elements of the environment and so this is category of data protection storage that has emerged. NetApp was a pioneer in this market with ATA Disk and our NearStore announcements we made a number of years ago and the support of mirroring, vaulting, snapshots, compliance and things like that. The tape really remains an integral part of the backup environment.
Now, the markets for data protection and storage versus backup, it really remains fairly distinct. Data protection storage and production storage are disk driven, $16 billion market led by the vendors you see here in order of market share. The backup and archives storage market is predominantly driven by tape led by a different set of players, so this really are fairly distinct markets in terms of who the leaders are.
Now, the backup storage market has been undergoing a real transformation, driven largely by technologies like Data Domain has pioneered such as deduplication. And this is a strong move in moving tape to disk in this backup and archive storage market and this is an accelerating trend that we see going on.
Now, because of the work that NetApp has done historically within our own storage environments, we have developed more of a disk-based data protection capabilities into ONTAP, In fact, it’s a — fewer of our customers are as dependent on tape as backup — as a mechanism for backup. Maybe they use it sometimes but just less frequently using it, less dependent on it.
And this is one of the reasons we are excited about this acquisition is that it creates new opportunities for NetApp because there is a fairly low overlap between NetApp and Data Domain customers. This really is an incremental opportunity. Now, that opportunity really goes toward the opportunity in the multi-vendor storage environment where there is many different vendors of primary storage, each of which may have some form of data protection storage but typically in these environments, tape is still very heavily used as a part of the backup environment.
Now, we generally have found that these customers all agreed that they would like to put tape in a smaller role or change the way they use tape to backup. We finally generally fall into two camps. There’s those that want to remain using tape or want to continue using tapes as an integral part of their backup environment, what we call tape augmentation, and this is really where the virtual tape library market plays and where our offering is placed where they want to accelerate or enhance the tape that they remain committed to.
There’s another, we believe is a much faster growing segment of this market, customers who are looking to absolutely minimize the use of tape in their backup environment and this is really where Data Domain has established a leadership technology and a leadership position in this market.
What Data Domain does is they deliver a deduplicated disk based backup storage for multi-vendor environments, which really enable people to minimize the use of tape in their environment. They reduce the overall data retention footprint, accelerating how backup is performed, reducing the overall amount of data that has to be held and stored and preserved in the backup and archive environment.
Their products have enabled very simple, fast, and reliable backup with a high degree of security as well. Our customers have good things to say about these products and many customers see this as a very cost effective alternative to tape backup. Tape has stayed around largely because the economics of tape versus disk have made it the least expensive way to hold data for a longer period of time. Data Domain’s technology will provide a good alternative to that.

The reason they win is just absolutely outstanding deduplication capabilities for backup. They also have solved the problem of getting the backup offsite for deeper level of protection, being able to move into a different site with a different Data Domain box, and this product is proven to be very easy to deploy and manage, it has gotten great response from the customers we’ve talked to about.
So, for the combined entity, we see this as a significant expansion of our opportunity. Data Domain is a high growth innovation leader and we believe they will help maximize NetApp’s overall growth and market position. As I mentioned before, this expands — the combination of these companies expands the reach to new opportunities in the markets. Data Domain offers an expansion of NetApp’s product portfolio, adding a multi-vendor disk based deduplication storage for backup to the offering and well enough to penetrate new customers with that offering.
NetApp brings an expanded level of distribution for the Data Domain products, particularly in EMEA, APAC and in certain enterprise accounts. So collectively, this allows us to expand — there’s an opportunity to expand and gain a greater share of the overall market particularly in the high growth tape to disk backup transition opportunity.
Data Domain as rated by InfoPro is the number one in terms of use or in plan backup data reduction deduplication and this complements NetApp’s leadership in storage efficiency where we’re rated the number one by InfoPro in online primary storage data reduction and deduplication. So, it’s a very synergistic story between the two companies.
So, we believe the number of constituencies will benefit from this combination. For Data Domain customers, NetApp remains committed to the future of the Data Domain product line and Data Domain will also now have access to global sales support and service infrastructure that NetApp already has. For NetApp customers, this gives them access to a broader set of disk based backup portfolio and in environments typically outside of the core NetApp primary storage is an opportunity to buy more of their product line from fewer vendors.
And for partners, the Data Domain resellers will have access to more robust and mature channel programs, the NetApp resellers will gain access to industry-leading deduplication solutions. There is already a fair amount of overlap in our partner base, so we believe that the integration in these partner communities were fairly straightforward.
So, that’s the news and at this point, I’d like to open it up for questions.
Question and Answer Session
Operator: (Operator Instructions).

And your first question will come from the line of Dave Russell with Gartner. Please proceed.
Dave Russell: Hello, Jay and hello, Beth and everyone. Congratulations first off. Pretty exciting news in an otherwise boring midday of the week. So, first question really is along the lines of what does this mean for the rest of the current NetApp portfolio, the NearStore VTL line, and any thoughts in the future about archive and deduplication or data reduction as it relates to what was formally called ASIS?
Jay Kidd: Okay, so one of the reasons we’re — we believe this is such a complementary offering is that the place where Data Domain has seen the most success is in customers who are really looking to place Data Domain appliances in place of — or really to minimize the use of their tape infrastructure. This places it early in a different point in the storage hierarchy from primary storage, which is really where a lot of NetApp storage goes.
So, to answer the ASIS question, we see deduplication as being a critical technology on both primary and backup storage and will continue to develop those technologies on an ongoing basis. For VTL, we continue to see a set of customers who remain committed to tape as a part of their backup environment and are looking for technologies to augment it, to accelerate it, to get more out of it and we see the VTL product playing in that area and will absolutely — we’ll maintain development of our VTL product line for that set of customers.
What we believe is a larger opportunity frankly, as I mentioned is those customers were looking to absolutely minimize the use of tape. I think Data Domain ran a great campaign saying tape isn’t dead, but it sucks and I think that is an accurate statement. And that’s where we see the incremental opportunity and really NetApp has no real product offering in that area at this time, so we see the product lines as very complementary and where they overlap at the edges, we’ll work out the details of how we want to evolve the product lines over time.
Dave Russell: Okay, thank you.
Operator: And your next question will come from the line of [Beth Parsu] with [Peg Target], please proceed.
Beth Parsu: Hi, guys.
Jay Kidd: Hey, Beth.
Beth Parsu: So, just continuing on the near-line versus backup storage theme, Data Domain has also more recently positioned its system for near-line storage with deduplication. And that does seem to overlap with what Dave was referring to, what was formerly called ASIS. Does that mean that Data Domain offerings in that space would be replaced with NetApp’s?
Jay Kidd: So, Beth, what we’ll do is we — where we — in the — no, let me back up. In an environment where NetApp near-line storage is used, it tends to be used primarily with NetApp primary storage and we tend not to see Data Domain as a competitor in that are. But in non-NetApp storage environments which is 89% of the market, there clearly are opportunities there for Data Domain in near-line.
So, we will continue to pursue all the opportunities that we think Data Domain can correctly and well address the customer requirements, I’m not looking to diminish or eliminate income here. The primary area where we see the greatest incremental opportunity is in the are of using Data Domain to minimize tape in a backup environment. But we’re excited about all the potentials of this technology and when we realized how few customers we have that actually overlapped and even Data Domain told us that they didn’t target NetApp accounts to really go after us, we see it as a real complementary opportunity here.
Beth Parsu: And can I just ask one follow up? I’m a little confused about what you said about not seeing Data Domain as a competitor with NetApp in near-line but with other vendors in near-line. Can you clarify that a little bit?
Jay Kidd: We think where other vendors may have data protection storage in their environment, trying to use disk in some way for data protection, Data Domain provides a better solution to what those vendors offer. In a NetApp primary storage environment, NetApp offers a better solution for data protection storage than Data Domain does, so that’s why we see that this is a complementary opportunity.
Beth White: So, Beth, that’s just about — to put another way to look at it is what we don’t see in the field today is Data Domain and NetApp competing for an archive opportunity. So, there would not be overlap there.
Operator: Your next question will come from the line of Russ Fellows with Evaluator Group. Please proceed.
Russ Fellows: Hello, Jay and Beth. You’re up again, congratulations. So, I have a lot of questions, but a lot of them are product specific and I know you got to stay away from those, so I’ll try and ask some generally broad questions. So, you talk about synergy, it appears to be a lot of technology overlap here, so it seems to me that this is primarily not about technology but about market presence and positioning. Is that how would you would characterize this acquisition as well?

Jay Kidd: That is exactly right, this is about incremental business opportunity more so than technology leverage.
Russ Fellows: Okay, yes, that sounds good. So, along those lines, what about Data Domain’s market presence? Maybe target them versus some of the others that sort of compete at the same space as Data Domain.
Jay Kidd: In terms of why Data — are you asking why Data Domain rather than some of Data Domain’s competitors?
Russ Fellows: Yes, I mean, versus the litany of people that you could maybe sort of put in that category, some not exactly cope on from a bit — there’s a long list that you kind of come up with, so I mean what made Data Domain stand out to you?
Jay Kidd: So, Data Domain has — they’ve really emerged as the leader in this deduplication storage for backup and if they started to expand the market out to archive and other things, so we see Data Domain as a leader in this space and that made them a very attractive addition to the NetApp portfolio, more so than any other company in this space.
Russ Fellows: Right, the market share leader, correct?
Jay Kidd: It’s interesting, market share in this market is somewhat problematic to really go calculate but certainly from a standpoint of growth, of what we heard from customers about the product, the technology, the ease of use and the problems it solves. From the standpoint of customer value is really where they established leadership.
Russ Fellows: Right. Okay, great. Thank you.
Operator: Your next question will come from the line of [Tom Trainer] with [Alitico]. Please proceed.
Tom Trainer: Hi, Jay. Hi, Beth, how are you?
Jay Kidd: Fine.
Beth White: Hi.
Tom Trainer: Great, great, good to talk with you, great announcement, really exciting. And Dave Russell pretty much hit my question right on the head and again, this does look more like a market position, market reach kind of opportunity for both companies but it certainly seems to me that it gives you a bit more breathing room from a dedupe and primary storage perspective to offer a more broader portfolio from a dedupe perspective to the client, to the customer, would you agree with that?
Jay Kidd: I think it’s simply having a broader portfolio with more tools in the bag and we can — customers for what they need, we can decide what the right solution is.
Tom Trainer: Yes, it certainly gives you a bit more breathing room from a performance perspective in a performance-oriented data center where dedupe on the primary storage may have a relative impact on the relative performance you get to offer a broader portfolio to do dedupe somewhere else and save the performance.
Jay Kidd: So Tom, just to clarify that, with the dedupe, that NetApp offers some primary storage, the performance impact is minimal if anything as we’ve heard consistently from our customers. But to come back, we don’t really offer a dedupe solution that is targeted specifically at enabling the minimization of tape in the environment so that really is the incremental opportunity here.
Tom Trainer: Right, great. Thanks.
Operator: Your next question will come from the line of Dennis Martin with Demartek, please proceed.
Dennis Martin: Hi, Jay. Hi, Beth. Congratulations.
Jay Kidd: Hey, how are you?
Dennis Martin: Good, good. What kind of integration opportunities do you now have where you could takes some of the features of ONTAP and some of the features of the Data Domain solution?
Jay Kidd: So, one thing, we’re not talking about our integration at this point. We will convene an integration team typical with any acquisition and work those details out and share more details at the time of the close of the deal. It’s important to understand what these deals is that the two companies will have to operate externally as completely separate entities until the deal closes and so, we really will — externally, there won’t be a lot of detail about plans for integrations shared yet.
Dennis Martin: Okay.

Operator: Your next question will come from the line of [David Delante] with Wikibon. Please proceed.
Jay Kidd: Hi, Dave.
David Delante: Hi, how are you doing, Jay? Hello, Beth.
Beth White: Hi.
David Delante: Can you talk a little bit about the transaction— how much cash, how much stock? I presume it’s going to be accretive. Can you just confirm that in 2009? And I guess the second question I have is can you determine where in the organization it’s going to fit?
Jay Kidd: So, a couple of things. The — we do expect this will be accretive in the next 12 months, we do plan to run Data Domain as a product line within our product operations organization. It includes development and product management and all that. In terms of the distribution of cash and stock, I’m going to defer you to the 8-K. It’s not a simple answer and I’d rather you get the absolute truth from our 8-K filing.
David Delante: Great. Thank you.
Operator: Your next question will come from the line of James Rogers with TheStreet.com. Please proceed.
James Rogers: Hello, guys. Congratulations.
Jay Kidd: Hey, James. How are you?
James Rogers: I’m good, I’m good. How are you? Listen, just a quick one, what’s happening with the Data Domain staff and their management team? Do you have any idea who’s moving over to NetApp and how many?
Jay Kidd: So, that’s also a subject we will resolve during the integration. I mean, the thing that we firmly believe is that Data Domain’s great technology built into a great product, built by a great — sold by a great team and the value of that team and the delivery of this technology is very well understood by NetApp.

James Rogers: Okay, great. So, just another quick question for you, Jay. What — I mean, what was this like as a buyer’s market to go into? I mean was this a good time for you to go out and make this acquisition?
Jay Kidd: I think NetApp — we have always had the strategy of growing our business and acquisitions has always been a part of that strategy. These opportunities come along when the stars aligned that it’s a win-win for both companies and that’s really the core of the story. We saw this as — it would be great to add this to our product line. Data Domain saw that when NetApp distribution, particularly internationally and with some enterprise accounts, is the way to accelerate the adoption of their technology. So, it really came together in a win-win opportunity.
James Rogers: Okay, great. Thank you.
Jay Kidd: I wish I could make those happen at will.
James Rogers: Great, thanks.
Operator: You have a follow-up question coming from the line of Dave Russell with Gartner. Please proceed.
Dave Russell: Jay, just to follow up a little bit on how you’re positioning NetApp NearStore and Data Domain, and it almost sounds as if you’re trying to suggest that Data Domain never had a VTL and the NearStore VTL is all around embracing tape, but does that mean that the deduplication capability of NearStore VTL is impacted in any way in the future or are you suggesting that product line lives — does deduplication continue to live in it?
Jay Kidd: I think the way to focus on this is that the opportunity for incremental and additive business is so much larger than the area of overlap that we see that we really — we focused on the decision and the emphasis of this acquisition really on the incremental opportunity. We will work out and I admit, there are overlaps of the product lines at the edges and we will work out the details of how we plan out the products during the integration phase. Both products exist in the market, both products find customers in the market and we don’t intend to take any product out of the market for which there is a strong customer buying interest.
Dave Russell: Great. Thank you.
Operator: And your next question will come from the line of Chris Preimesberger with e-Week. Please proceed.
Chris Preimesberger: Hi, Beth and Jay.

Jay Kidd: Hi Chris.
Chris Preimesberger: Two brief questions. The first one is how long has this been in the works — fairly recent development and the second part would be have NetApp and Data Domain ever worked together on a project before and a partnership at all? I don’t seem to recall that at all.
Jay Kidd: In terms of how long something has been in the works, I don’t know that we’ve said anything publicly about that, it’s not very long, clearly and in terms of joint partnerships, we do have some joint customers, we went through a list and we found that it was roughly a few hundred of our larger accounts, and less than 100 of our top 5,000 accounts — top 5,000 potential accounts. But I do know of a few customers that have used it together and I wouldn’t say that NetApp and Data Domain have cooperated in the marketplace on a broad scale but certainly in some customer environments, we’ve done the right thing together for the customer.
Beth, I don’t know if you want to add anything to that.
Beth White: Yes, the only — I guess just the thing to remember, too, is we also have a gateway version of our product that works with some of the NetApp equipment and also in customer environments like Jay said, we do have systems in NetApp accounts docking up their filers and it works, actually very well. So, we have work to do to go figure out what the overlap in all those accounts are and things like that but certainly, there’s a leverage off of that where we already have examples of the systems working together.
Chris Preimesberger: Thanks.
Operator: And your next question is a follow-up question coming from the line of David Delante with Wikibon. Please proceed.
David Delante: Hi, it’s Dave from Wikibon again. You’ve sort of touched on this, but I wondered if I can just ask this directly. Anybody who knows Data Domain knows they drive a hard bargain and there’s a substantial premium you’re paying at, I don’t know, 35% or 38% or so, and when you do the valuations together — that comes up to about 20% of that is Data Domain. So, can you talk about the sustainability of that? I mean, I’m sure you have had these conversations internally, but can you share with us some thoughts there as to how you will sort of sustain that?
Jay Kidd: So, what we’ve seen in the Data Domain product line is that they have a high growth offering and we believe this will add growth points to NetApp’s overall offering. The challenge in this economic environment, it is hard to know what baseline that’s adding to, so that’s why we are cautious in terms of any statements about exact growth. But we firmly believe that this will be added to our growth over time and therefore. We think the price is worth it.
David Delante: So to summarize everything, long term, you feel like one plus one is going to be greater than two?
Jay Kidd: Absolutely. I know that’s certainly cliche in acquisitions. But we do believe there is a one plus one equals three here, there’s definitely (inaudible — technical difficulty).
And we’d like to limit questions, so cut it off because our earnings —
Beth White: Starting now, so we need to go.
Jay Kidd: The earnings call is starting now.
Beth White: I know that we have Beth and Curtis on the line, Beth and Curtis we will be calling you back, we can do some follow-up calls with Jay later today. Thank you, Operator.
Operator: Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect and have a great day.
Additional Information and Where to Find It
NetApp plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Data Domain plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about NetApp, Data Domain, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov and by contacting NetApp Investor Relations at (408) 822-7098 or Data Domain Investor Relations at (408) 980-4909. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.
Participants in the Acquisition of Data Domain
NetApp, Data Domain and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Data Domain stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding NetApp’s executive officers and directors is included in NetApp’s definitive proxy statement, which was filed with the SEC on July 14, 2008, and additional information regarding Data Domain’s executive officers and directors is included in Data Domain’s Annual Report on Form 10-K/A for fiscal year ended December 31, 2008, which was filed with the SEC on April 30, 2009. You can obtain free copies of these documents from NetApp or Data Domain using the contact information above.